EXHIBIT 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for

the Fourth Quarter and the Year Ended December 31, 2017

•	Revenue

•	$50.3 million for Q4 2017

•	$227.3 million for 2017

•	$45.9 million net cash from operating activities for 2017

•	Adjusted EBITDA

•	$20.0 million for Q4 2017

•	$107.7 million for 2017

•	Returning capital to shareholders

•	$25.0 million—stock repurchase program

•	Declared quarterly dividend of $0.02 per share

MONACO February 7, 2018 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, reported its financial results today for the fourth quarter and the year ended December 31, 2017.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “We are pleased with the results for the fourth quarter and full year of 2017. For the fourth quarter, Navios Acquisition reported revenue of $50.3 million and Adjusted EBITDA of $20.0 million. For the full year of 2017, Navios Acquisition reported revenue of $227.3 million and Adjusted EBITDA of $107.7 million. We also declared a quarterly distribution of $0.02 per share for the fourth quarter. This dividend represents an annualized distribution of $0.08 per share and a yield of approximately 10% based on the current market price of NNA.”

Angeliki Frangou continued, “This dividend is accompanied by a new $25.0 million stock repurchase program. We believe this program is a particularly effective and tax efficient method for returning capital to shareholders at a time when Navios Acquisition’s shares are trading below the company’s net asset value as estimated by our analysts. As fellow shareholders, we are personally affected by these actions, and thus share our belief that by so reinstituting a stock repurchase program we are progressing the best long-term interests of shareholders.“

HIGHLIGHTS — RECENT DEVELOPMENTS

Stock Repurchase Authorization

The Board of Directors of Navios Acquisition has authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture.

Dividend of $0.02 per share of common stock

On January 26, 2018, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2017 of $0.02 per share of common stock. The dividend is payable on March 27, 2018 to shareholders of record as of March 22, 2018. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Refinancing Credit facility

Navios Acquisition is in advanced discussions for re-financing its credit facility of four product tankers, which matures in the third and fourth quarter of 2018 and the first quarter of 2019. The re- financing, under the form of a leasing structure, has a term of six years, a repayment profile of 12 years and bears interest at LIBOR plus 305 bps per annum. No assurances can be provided that Navios Acquisition will successfully refinance this credit facility.

Cash inflow of $55.1 million from early repayment of loan granted to Navios Maritime Holdings Inc. (“Navios Holdings”)

On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under its secured facility of up to $70.0 million, with a payment of $55.1 million. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest.

Time charter coverage

Navios Acquisition currently owns 36 vessels, of which eight are VLCCs, 26 are product tankers and two are chemical tankers.

Currently, Navios Acquisition had contracted 60.2% of its available days on a charter-out basis for 2018, which is expected to generate revenues of approximately $86.4 million for 2018. The average contractual net daily charter-out rate for the 46.3% of the available days that are contracted on base rate and /or on base rate with profit sharing is expected to be $14,184 for 2018.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled its consolidated statements of operations for the three month periods and years ended December 31, 2017 and 2016. The quarterly information for 2017 and 2016 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended December 31, 2017 (unaudited)		Three Month Period ended December 31, 2016 (unaudited)		Year ended December 31, 2017 (unaudited)		Year ended December 31, 2016 (unaudited)
Revenue	$50,327		$67,262		$227,288		$290,245
Net (loss)/ income	$(11,992)		$18,107		$(78,899)		$62,878
Adjusted net (loss)/ income	$(12,265)	(1)	$8,599	(2)	$(19,372)	(1)	$52,097	(2)
Net cash (used in)/provided by operating activities	$(9,706)		$2,604		$45,942		$92,945
EBITDA	$19,915		$49,892		$48,575		$194,552
Adjusted EBITDA	$19,972	(1)	$40,144	(2)	$107,736	(1)	$183,317	(2)
(Loss)/ earnings per share (basic)	$(0.08)		$0.11		$(0.50)		$0.40
Adjusted (loss)/income per share (basic)	$(0.08)	(1)	$0.05	(2)	$(0.12)	(1)	$0.33	(2)

(1)	Adjusted EBITDA, Adjusted net (loss)/income and Adjusted (loss)/income per share (basic) for the three month period ended December 31, 2017 in this document exclude $0.1 million of non-cash stock-based compensation. In addition, Adjusted net (loss)/income and Adjusted (loss)/income per share (basic) for the three month period ended December 31, 2017 further exclude a $0.3 million write off of deferred finance income.

Adjusted EBITDA, Adjusted net (loss)/income and Adjusted (loss)/income per share (basic) for the year ended December 31, 2017 in this document exclude $59.1 million of other-than-temporary impairment loss on equity investment in Navios Maritime Midstream Partners L.P. (“Navios Midstream”) and $0.1 million of non-cash stock-based compensation. In addition, Adjusted net (loss)/income and Adjusted net (loss)/income per share (basic) for the year ended December 31, 2017 further exclude a $0.4 million write-off of deferred finance costs.

(2)	Adjusted EBITDA, Adjusted net (loss)/income and Adjusted (loss)/income per share (basic) for the three month period ended December 31, 2016 in this document exclude gain on sale of vessels of $9.5 million, gain on debt repayment of $0.4 million and non-cash stock-based compensation of $0.1 million. In addition, Adjusted Net Income and Adjusted Earnings per share further exclude $0.2 million write off of deferred financing fees.

Adjusted EBITDA, Adjusted net (loss)/income and Adjusted (loss)/income per share (basic) for the year ended December 31, 2016 in this document exclude gain on sale of vessels of $11.7 million, non-cash stock-based compensation of $0.9 million and gain on debt repayment of $0.4 million. In addition, Adjusted net (loss)/income and Adjusted (loss)/income per share (basic) further exclude a $0.5 million write-off of deferred finance costs.

EBITDA, Adjusted EBITDA, Adjusted net (loss)/ income and Adjusted (loss)/income per share (basic) are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA and Adjusted EBITDA).

Three month periods ended December 31, 2017 and 2016

Revenue for the three month period ended December 31, 2017 decreased by $16.9 million, or 25.2%, to $50.3 million, as compared to $67.3 million for the same period of 2016. The decrease was mainly attributable to a: (i) decrease in the market rates during the fourth quarter ended December 31, 2017, as compared to the same period in 2016; and (ii) decrease in revenue by $0.7 million due to the sale of two chemical tankers in the fourth quarter of 2016. Available days of the fleet decreased to 3,225 days for the three month period ended December 31, 2017, as compared to 3,343 days for the three month period ended December 31, 2016. The time charter equivalent rate, or TCE Rate, decreased to $15,299 for the three month period ended December 31, 2017, from $19,683 for the three month period ended December 31, 2016.

Net loss for the three month period ended December 31, 2017 amounted to $12.0 million net loss as compared to $18.1 million net income for the same period of 2016. The decrease was due to a: (a) $20.2 million decrease in Adjusted EBITDA; (b) $9.5 million gain on sale of vessels incurred in the fourth quarter of 2016; (c) $0.5 million increase in direct vessel expenses; and (d) $0.4 million gain on debt repayment incurred in the fourth quarter of 2016; partially mitigated by a $0.4 million increase in interest income.

Adjusted EBITDA, affected by the items described in the table above, decreased by approximately $20.2 million to $20.0 million for the three month period ended December 31, 2017, as compared to $40.1 million for the same period of 2016. The decrease in Adjusted EBITDA was mainly due to a: (a) $16.9 million decrease in revenue, as described above; (b) $4.7 million increase in time charter expenses mainly due to the accrued backstop commitment to Navios Midstream; (c) $0.4 million increase in general and administrative expenses, partially mitigated by a: (i) $0.6 million decrease in other expense, net; (ii) $0.3 million decrease in management fees, mainly due to the sale of two chemical tankers in the fourth quarter of 2016, as discussed above; (iii) $0.9 million increase in equity in net earnings of affiliated companies; and (iv) $0.1 million increase in other income (excluding the $0.4 million gain on debt repayment incurred in the fourth quarter of 2016).

Years ended December 31, 2017 and 2016

Revenue for the year ended December 31, 2017 decreased by $63.0 million, or 21.7%, to $227.3 million, as compared to $290.2 million for the same period of 2016. The decrease was mainly attributable to a: (i) decrease in the market rates during the year ended December 31, 2017, as compared to the same period in 2016; and (ii) decrease in revenue by $10.8 million due to the sale of one MR2 product tanker in January 2016 and two chemical tankers in the fourth quarter of 2016. Available days of the fleet decreased to 12,904 days for the year ended December 31, 2017, as compared to 13,753 days for the year ended December 31, 2016. The TCE Rate decreased to $17,186 for the year ended December 31, 2017, from $20,742 for the year ended December 31, 2016.

Net loss for the year ended December 31, 2017 amounted to $78.9 million as compared to $62.9 million net income for the same period of 2016. Net loss was affected by the items described in the table above. Adjusted net loss for the year ended December 31, 2017 decreased by $71.5 million to $19.4 million net loss as compared to $52.1 million net income for the same period of 2016. The decrease was due to a: (a) $75.6 million decrease in Adjusted EBITDA; (b) $1.4 million increase in amortization of dry dock and special survey costs included in direct vessel expenses; and (c) $0.5 million increase in interest expense and finance cost; partially mitigated by a: (i) $5.3 million increase in interest income; and (ii) $0.7 million decrease in depreciation and amortization, due to the sale of one MR product tanker and two chemical tankers in 2016.

Adjusted EBITDA, affected by the items described in the table above, decreased by approximately $75.6 million to $107.7 million for the year ended December 31, 2017, as compared to $183.3 million for the same period of 2016. The decrease in Adjusted EBITDA was mainly due to a: (a) $63.0 million decrease in revenue, as described above; (b) $16.9 million increase in time charter expenses mainly due to the $16.4 million accrued backstop commitment to Navios Midstream; and (c) $3.1 million decrease in equity/ (loss) in net earnings of affiliated companies, (excluding the $59.1 million of non-cash impairment loss on equity investment in Navios Midstream), partially mitigated by a: (i) $2.3 million decrease in general and administrative expenses (excluding stock-based compensation); (ii) $2.9 million decrease in management fees, mainly due to the sale of one MR2 product tanker in January 2016 and two chemical tankers in the fourth quarter of 2016; (iii) $1.4 million decrease in other expense; and (iv) $0.7 million decrease in direct vessel expenses (excluding amortization of dry dock and special survey costs).

Fleet Employment Profile

The following table reflects certain key indicators of the performance of Navios Acquisition and its core fleet for the three month periods ended and the years ended December 31, 2017 and 2016.

	Three month period ended December 31,		Year ended December 31,
	2017 (unaudited)	2016 (unaudited)	2017 (unaudited)	2016 (unaudited)
FLEET DATA
Available days(1)	3,225	3,343	12,904	13,753
Operating days(2)	3,183	3,328	12,843	13,716
Fleet utilization(3)	98.7%	99.5%	99.5%	99.7%
Vessels operating at period end	36	36	36	36
AVERAGE DAILY RESULTS
Time charter equivalent rate per day(4)	$15,299	$19,683	$17,186	$20,742

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	TCE Rate: Time charter equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Wednesday, February 7, 2018 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on earnings results for the fourth quarter and the year ended December 31, 2017.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 658 7587

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 658 7587

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s stock repurchases, future dividends, future cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the U.S. Securities and Exchange Commission, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars- except share data)

	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$86,458	$56,658
Accounts receivable, net	12,810	20,933
Due from related parties, short term	13,931	25,047
Prepaid expenses and other current assets	6,534	4,644
Vessels, net	1,250,043	1,306,923
Goodwill	1,579	1,579
Other long-term assets	900	900
Deferred dry dock and special survey costs, net	20,871	10,172
Investment in affiliates	125,062	196,695
Due from related parties, long-term	54,593	80,068
Total assets	$1,572,781	$1,703,619
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$3,862	$4,855
Accrued expenses	12,211	11,047
Due to related parties, short-term	17,107	—
Deferred revenue	5,028	8,519
Long-term debt, including current portion, net of deferred finance costs and premium	1,065,369	1,095,938
Deferred gain on sale of assets	6,729	7,829
Puttable common stock 0 and 250,000 shares issued and outstanding with $0 and $2,500 redemption amount as of December 31, 2017 and December 31, 2016, respectively	—	2,500
Total stockholders’ equity	462,475	572,931
Total liabilities and stockholders’ equity	$1,572,781	$1,703,619

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three	For the Three	For the	For the
	Months	Months	Year	Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2017 (unaudited)	2016 (unaudited)	2017 (unaudited)	2016 (unaudited)
Revenue	$50,327	$67,262	$227,288	$290,245
Time charter and voyage expenses	(6,126)	(1,455)	(21,919)	(4,980)
Direct vessel expenses	(1,318)	(777)	(4,198)	(3,567)
Management fees (entirely through related party transactions)	(23,938)	(24,255)	(94,973)	(97,866)
General and administrative expenses	(4,676)	(4,265)	(13,969)	(17,057)
Depreciation and amortization	(14,220)	(14,220)	(56,880)	(57,617)
Interest income	2,547	2,178	10,042	4,767
Interest expenses and finance cost	(18,916)	(18,966)	(76,438)	(75,987)
Gain on sale of vessels	—	9,467	—	11,749
Equity/ (loss) in net earnings of affiliated companies	4,551	3,683	(46,657)	15,499
Other income	82	364	82	377
Other expense	(305)	(909)	(1,277)	(2,685)

Net (loss)/ income	$(11,992)	$18,107	$(78,899)	$62,878

Net (loss)/ income per share, basic	$(0.08)	$0.11	$(0.50)	$0.40
Weighted average number of shares, basic	150,333,533	150,403,641	150,412,031	149,932,713
Net (loss)/ income per share, diluted	$(0.08)	$0.11	$(0.50)	$0.40
Weighted average number of shares, diluted	150,333,533	150,586,251	150,412,031	150,736,156

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2017 (unaudited)	Year ended December 31, 2016 (unaudited)
Operating Activities
Net (loss)/ income	$(78,899)	$62,878
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	56,880	57,617
Amortization and write-off of deferred finance costs and bond premium	3,784	3,656
Gain on debt repayment	—	(350)
Amortization of dry dock and special survey costs	4,198	2,837
Stock—based compensation	57	864
Gain on sale of vessels	—	(11,749)
Equity/ (loss) in earnings of affiliates, net of dividends received	56,923	(1,438)
Changes in operating assets and liabilities:
(Increase) in prepaid expenses and other current assets	(2,390)	(479)
Decrease/ (increase) in accounts receivable	8,123	(6,731)
Decrease/ (increase) in due from related parties short-term	11,116	(7,210)
(Increase)/ decrease in restricted cash	(26)	224
Decrease in other long term assets	—	1,020
(Decrease)/ increase in accounts payable	(993)	2,102
Increase in accrued expenses	1,164	1,245
Payments for dry dock and special survey costs	(14,897)	(3,828)
Increase in due to related parties	17,107	—
Increase in due from related parties long-term	(12,730)	(7,638)
(Decrease) in deferred revenue	(3,475)	(75)

Net cash provided by operating activities	$45,942	$92,945

Investing Activities
Loan repayment from affiliated companies	55,132	—
Net cash proceeds from sale of vessels	—	89,988
Investment in affiliates	(84)	(89)
Loans receivable from affiliates	(13,706)	(4,275)
Loan receivable from affiliate, net of issuance fee and costs	—	(49,342)
Dividends received from affiliates	11,036	7,223

Net cash provided by investing activities	$52,378	$43,505

Financing Activities
Loan proceeds, net of deferred finance costs	49,764	—
Loan repayments	(84,196)	(105,531)
Dividend paid	(31,614)	(31,682)
Decrease/ (increase) in restricted cash	2,085	(750)
Redemption of Convertible shares and puttable common stock	(2,500)	(4,000)
Net cash used in financing activities	$(66,461)	$(141,963)
Net increase/ (decrease) in cash and cash equivalents	31,859	(5,513)
Cash and cash equivalents, beginning of year	49,292	54,805

Cash and cash equivalents, end of year	$81,151	$49,292

EXHIBIT II

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month	Three Month
	Period	Period	Year	Year
	Ended	Ended	Ended	Ended
	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(9,706)	$2,604	$45,942	$92,945
Net (decrease)/ increase in operating assets	(2,717)	9,065	(4,093)	20,814
Net decrease/ (increase) in operating liabilities	11,000	10,797	(13,803)	(3,272)
Net interest cost	16,369	16,788	66,396	71,220
Amortization and write-off of deferred finance costs and bond premium	(462)	(968)	(3,784)	(3,656)
Gain on debt repayment	—	350	—	350
Equity/ (loss) in net earnings of affiliates (including OTTI loss), net of dividends received	1,018	380	(56,923)	1,438
Payments for dry dock and special survey costs	4,470	1,478	14,897	3,828
Gain on sale of vessels	—	9,467	—	11,749
Stock-based compensation	(57)	(69)	(57)	(864)

EBITDA	$19,915	$49,892	$48,575	$194,552
Other-than-temporary-impairment loss on equity investment (“OTTI loss”)	—	—	59,104	—
Gain on sale of vessels	—	(9,467)	—	(11,749)
Stock-based compensation	57	69	57	864
Gain on debt repayment	—	(350)	—	(350)

Adjusted EBITDA	$19,972	$40,144	$107,736	$183,317

	Three Month	Three Month
	Period	Period	Year	Year
	Ended	Ended	Ended	Ended
	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)	December 31, 2017 (unaudited)	December 31, 2016 (unaudited)
Net cash (used in)/ provided by operating activities	$(9,706)	$2,604	$45,942	$92,945
Net cash provided by investing activities	$52,281	$73,671	$52,378	$43,505
Net cash used in financing activities	$(19,635)	$(70,219)	$(66,461)	$(141,963)

Disclosure of Non-GAAP Financial Measures

EBITDA is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Acquisition’s results calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

EBITDA represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items, such as stock-based compensation, gain on sale of vessels, gain/ (loss) on debt repayment and other- than- temporary- impairment loss on equity investment, as described under “Financial Highlights”. Adjusted net (loss)/ income and Adjusted (loss)/ income per share (basic) represent Net (loss)/ income and (loss)/ income per share (basic), excluding certain items as described under “Financial Highlights”. We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; (v) equity in net earnings of affiliated companies, net of dividends received; (vi) payments for dry dock and special survey costs; (vii) impairment charges; (viii) gain/ loss on sale of assets; (ix) gain/ (loss) on debt repayment; and (x) stock- based compensation. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Year Built/Delivery Date	DWT
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Velocity	MR2 Product Tanker	2015	49,999
Nave Sextans	MR2 Product Tanker	2015	49,999
Nave Pyxis	MR2 Product Tanker	2014	49,998
Nave Luminosity	MR2 Product Tanker	2014	49,999
Nave Jupiter	MR2 Product Tanker	2014	49,999
Bougainville	MR2 Product Tanker	2013	50,626
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Orbit	MR2 Product Tanker	2009	50,470
Nave Equator	MR2 Product Tanker	2009	50,542
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Dorado	MR2 Product Tanker	2005	47,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Ariadne	LR1 Product Tanker	2007	74,671

Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Buena Suerte	VLCC	2011	297,491
Nave Quasar	VLCC	2010	297,376
Nave Synergy	VLCC	2010	299,973
Nave Galactic	VLCC	2009	297,168
Nave Spherical	VLCC	2009	297,188
Nave Photon	VLCC	2008	297,395
Nave Neutrino	VLCC	2003	298,287
Nave Electron	VLCC	2002	305,178